UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 18, 2004

Stephan R. Avera
Secretary and General Counsel
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, GA 31757

Re: Flowers Foods, Inc.
Incoming letter dated January 21, 2004

Dear Mr. Avera:

This is in response to your letter dated January 21, 2004 concerning the shareholder proposal submitted to Flowers Foods by GAMCO Investors, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Andrew Davalla
Assistant Counsel
Gabelli Asset Management Inc.
One Corporate Center
Rye, NY 10580-1435

Flowers Foods
1919 Flowers Circle
Thomasville, Georgia 31757
t 229.226.9110
flowersfoods.com

FlowersFoods

January 21, 2004

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flowers Foods, Inc. -- Shareholder Proposal of GAMCO Investors, Inc.

Ladies and Gentlemen:

Please find enclosed on behalf of Flowers Foods, Inc. (the "Company"), submitted pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), six copies of the following: (i) the full text of the letter submitted to the Company on December 22, 2003 which includes a proposal by GAMCO Investors, Inc. ("GAMCO") to be included in the Company's proxy materials for the Company's 2004 Annual Meeting of Shareholders (the "2004 Annual Meeting"), along with GAMCO's statement in support of such proposal, attached hereto as Exhibit A (together, the "Proposal"); and (ii) this letter, setting forth the reasons why the Company believes its intention to omit the Proposal from the Company's proxy statement and form of proxy statement for the 2004 Annual Meeting (the "2004 Proxy Materials") is proper under Rule 14a-8. A copy of this letter is also being sent to GAMCO as notice of the Company's intention to omit the Proposal from the 2004 Proxy Materials.

As discussed below, the Company intends to exclude the Proposal pursuant to Rule 14a-8(h)(3) under the Exchange Act, due to the fact that GAMCO failed, without good cause, to appear and present (or have a representative appear and present) a prior proposal submitted by GAMCO (the "Prior Proposal") at the Company's Annual Meeting of Shareholders held on May 30, 2003 (the "2003 Annual Meeting").

On behalf of the Company, I respectfully request that the staff of the Division of Corporation Finance (the "Staff") advise the Company that it will not recommend enforcement action if (i) the Proposal is omitted from the 2004 Proxy Materials; and (ii) any proposal made by GAMCO is omitted from the proxy materials for all shareholder meetings held in calendar years 2004 and 2005.

Facts

GAMCO previously submitted the Prior Proposal to be considered by the Company's shareholders at the 2003 Annual Meeting. The Prior Proposal, which is substantially similar to the Proposal, was included in the proxy materials for the 2003 Annual Meeting. On December 22, 2003, the Company received the Proposal from GAMCO. On or about May 28, 2003, a representative of GAMCO communicated to the Company by telephone that neither he nor any other representative of GAMCO would attend the 2003 Meeting to present the Prior Proposal. Prior to the 2003 Annual Meeting, the Company made the decision to present the Prior Proposal with the understanding that it would not be acting as an agent or representative of GAMCO in doing so. In a letter from GAMCO to the Company, attached hereto as Exhibit B, GAMCO confirms the May 28th telephone conversation and its understanding that the Company would not be acting as an agent of GAMCO by presenting the Prior Proposal. Neither GAMCO nor its qualified representative attended the 2003 Annual Meeting, and a Company representative presented the Prior Proposal which was voted upon and defeated by the shareholders of the Company. GAMCO has not communicated to the Company any "good cause" for its failure to have a qualified representative attend the 2003 Annual Meeting to present the Prior Proposal.

Rule 14a-8(h)(3) -- failure of shareholder to appear and present the prior proposal

The proponent of a shareholder proposal is required by Rule 14a-8(h)(1) under the Exchange Act to attend the shareholder meeting to present the proposal or, alternatively, to send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that if a shareholder or a qualified representative fails, without good cause, to appear and present a proposal included in the proxy materials, the company will be permitted to exclude all of such shareholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

The Staff has consistently taken the position that the failure by a proponent or the proponent's qualified representative to present a proposal is grounds for exclusion of that proponent's proposals for the following two calendar years. *See e.g.*, Wm. Wrigley Jr. Company (available December 5, 2003); International Business Machines (available January 24, 2003); Raytheon Company (available January 22, 2003). In addition, the Staff has repeatedly stated that a proponent's failure to appear and present a proposal is not cured if a company representative or some other person who is not acting as a representative of the proponent places the proposal before the meeting for a vote. *See e.g.*, Raytheon Company (available January 22, 2003); Safeway Company (available January 22, 2003); Eastman Chemical Company (available February 27, 2001) (the "Eastman Letter"); Lucent Technologies Inc. (available September 21, 1999); and Kohl's Corporation (available March 12, 1999).

The facts of the Eastman Letter are especially applicable to the Company's position that the Proposal may be excluded under Rule 14(a)-8(h)(3). In the Eastman Letter, a proponent submitted a proposal that was included in the company's proxy materials. The proponent communicated to the company that it would not be able to attend the meeting but did not provide "good cause" for the failure to attend. Despite the proponent's failure to attend the shareholder meeting, the proponent's proposal was nonetheless presented by an officer of Eastman at the meeting. The following year, the proponent submitted a substantially similar proposal to Eastman for inclusion in that year's proxy materials. In the Eastman Letter, the Staff agreed with the company's view that the proposal could be omitted from the proxy materials for that year's meeting under Rule 14a-8(h)(3).

Neither GAMCO nor a qualified representative appeared at the 2003 Annual Meeting to present the Prior Proposal. The Company is not aware of any "good cause" for GAMCO's failure to appear and present the Prior Proposal. As a result of GAMCO's failure to appear and present the Prior Proposal, the Company believes that under Rule 14a-8(h)(3) it may: (i) exclude the Proposal from the 2004 Proxy Materials and (ii) omit any proposal made by GAMCO from the proxy materials for all shareholders' meetings held in calendar years 2004 and 2005.

Conclusion

Based upon the foregoing, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company (i) excludes the Proposal from the 2004 Proxy Materials and (ii) excludes any proposal made by GAMCO from the proxy materials for all shareholders' meetings held in calendar years 2004 and 2005. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal or if any additional information is desired in support of the Company's position, I would appreciate an opportunity to confer with the Staff prior to the issuance of its Rule 14a-8 response. You may reach the undersigned at (229) 227-2353.

Please acknowledge receipt of the enclosed documents by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,

Stephen R. Avera
Secretary and General Counsel
Flowers Foods, Inc.

cc: GAMCO Investors, Inc. (w/ enclosures)

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5014
Fax (914) 921-5384
adayalla@gabelli.com

Gabelli Asset Management Inc.

December 22, 2003

Mr. Stephen R. Avera
General Counsel and Secretary
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, GA 31757

Re: *Shareholder Proposal*

Dear Mr. Avera:

I am enclosing on behalf of GAMCO Investors, Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Flowers Foods, Inc. ("Flowers Foods") include the proposal in its proxy statement for the 2004 annual meeting. GAMCO is proposing a resolution that urges the shareholders to vote to request that the Board of Directors redeem the rights issued pursuant to the Rights Agreement, dated March 23, 2001.

Currently, GAMCO beneficially owns 4,276,492 shares of Flowers Foods Common Stock. According to our information, this represents 9.52% of the outstanding Common Stock. Attached as Exhibit A are Amendments 4 and 6 to the Schedule 13D of Gabelli Asset Management Inc. These amendments will substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Common Stock since December 19, 2002. These and all other amendments to the Schedule 13D of Gabelli Asset Management Inc. are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the Common Stock from December 1, 2002, to the present. It also certifies that GAMCO intends to continue beneficial ownership of such voting securities through the date on which Flowers Foods holds its 2004 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-5014.

Sincerely,

Andrew Davalla
Assistant Counsel

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Flowers Foods, Inc. (the "Company") request the Board of Directors redeem the Common Share Purchase Rights issued pursuant to the Rights Agreement, adopted on March 23, 2001 (as amended), unless the holders of a majority of the outstanding shares of Common Stock approve the issuance at a meeting of the shareholders held as soon as practical.*

SUPPORTING STATEMENT

On March 23, 2001, the Board of Directors adopted a Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 15% or more of the Common Stock of the Company. Once exercisable, the Rights entitle holders to purchase shares of the Company's Series A Junior Participating Preferred Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the shareholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of shareholders to accept to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. We believe the shareholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

AFFIDAVIT OF JAMES E. MCKEE

STATE OF NEW YORK)
)
COUNTY OF WESTCHESTER)

James E. McKee, being duly sworn, deposes and says:

1. I am Vice President, General Counsel and Secretary of GAMCO Investors, Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Flowers Foods, Inc. ("Flowers Foods") for Flowers Foods' 2004 annual meeting.

2. GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Flowers Foods throughout the period since prior to December 19, 2002, through the date hereof. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Flowers Foods' 2004 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to being up the matter specified in this notice.

James E. McKee

Sworn to before me this
22nd Day of December 2003.

Notary Public

KARYN M. NAPPI
NOTARY PUBLIC, State of New York
No. 01NA5078512
Qualified in Westchester County
Commission Expires May 7, 2005

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5069
Fax (914) 921-5384
sdetore@.gabelli.com

E P
P M
S V
MANAGEMENT
CASH FLOW
RESEARCH

GAMCO Investors, Inc.

May 29, 2003

BY OVERNIGHT
ADVANCE COPY BY FAX
(229) 225-5426

Ryals McMullian, Esq.
Associate General Counsel
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, GA 31757

Re: *Shareholder Proposal for 2003 Annual Meeting*

Dear Mr. McMullian:

I am confirming our conversation of yesterday. As we had discussed, GAMCO Investors, Inc. ("GAMCO") will not be able to send a representative to the Annual Meeting of Shareholders of Flowers Foods, Inc. (the "Company"). That has left us unable formally to introduce the GAMCO shareholder proposal, which is already on the ballot, from the floor during the meeting. You offered to have the proposal read into the record on our behalf, with the understanding that neither the Company nor its employees will be acting as our agent in so doing. I appreciate this courtesy you have agreed to extend to GAMCO in bringing this matter before the shareholders. If possible, I would appreciate it if you call after the meeting to let me know the preliminary results from the voting on the proposal.

Please do not hesitate to call if any further issues should arise in connection with the proposal. I can be reached at (914) 921-5069.

Yours truly,

Stephen M. DeTore
Deputy General Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Flowers Foods, Inc.
Incoming letter dated January 21, 2004

The proposal relates to a rights plan.

There appears to be some basis for your view that Flowers Foods may exclude the proposal under rule 14a-8(h)(3). We note your representation that Flowers Foods included the proponent's proposal in its proxy statement for its 2003 annual meeting, but that neither the proponent nor a representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Flowers Foods omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Flowers Foods by the same proponent with respect to any shareholder meetings held during calendar year 2004 and calendar year 2005.

Sincerely,

Grace K. Lee
Special Counsel